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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. 2)(1)

                                e-CENTIVES, INC.
                                (Name of Issuer)


                   COMMON STOCK, USD $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    26830H103
                                 (CUSIP Number)


                                 APRIL 18, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                          / / Rule 13d-1(b)

                          / / Rule 13d-1(c)

                          /X/ Rule 13d-1(d)

-------------------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES). 1.

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CUSIP NO. 26830H103                        13G            PAGE 2 OF 5 PAGES
-----------------------------------                  ---------------------------



--------------------------------------------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Peter Friedli
--------------------------------------------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) / /
                                                                                                    (b) / /
--------------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland
--------------------------------------------------------------------------------------------------------------------
                            5.       SOLE VOTING POWER
      NUMBER OF
       SHARES                        3,899,608
    BENEFICIALLY            ----------------------------------------------------------------------------------------
      OWNED BY              6.       SHARED VOTING POWER
        EACH
      REPORTING                      12,594,733
     PERSON WITH            ----------------------------------------------------------------------------------------
                            7.       SOLE DISPOSITIVE POWER

                                     3,899,608
                            ----------------------------------------------------------------------------------------
                            8.       SHARED DISPOSITIVE POWER

                                     12,594,733
--------------------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,494,341
--------------------------------------------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
          CERTAIN SHARES*                                                                               / /

--------------------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          41.4 %
--------------------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 26830H103                        13G            PAGE 3 OF 5 PAGES
-----------------------------------                  ---------------------------


ITEM 1(a).        NAME OF ISSUER.

                  e-centives, Inc., a Delaware corporation.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  6901 Rockledge Drive, 7th Floor
                  Bethesda, MD 20817

ITEM 2(a).        NAME OF PERSON FILING.

                  Peter Friedli


ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  c/o Friedli Corporate Finance AG
                  Freigutstrasse 5 Zurich, Switzerland


ITEM 2(c).        CITIZENSHIP.

                  Peter Friedli - Citizen of Switzerland

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  This statement relates to shares of the Issuer's common stock, par value $0.01 per share.

ITEM 2(e).        CUSIP NUMBER.

                  26830H103

ITEM 3. CAPACITY IN WHICH PERSON IS FILING IF STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c):

                  Not Applicable.


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CUSIP NO. 26830H103                        13G            PAGE 4 OF 5 PAGES
-----------------------------------                  ---------------------------

ITEM 4.           OWNERSHIP.

                  Incorporated by reference to Items (5) - (9) and (11) of the cover page.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  The 16,494,341 shares beneficially owned by Mr. Friedli include 40,000 shares issuable upon exercise of vested stock options and 110,000 shares issuable upon exercise of warrants to purchase held by Mr. Friedli individually, as well as shares of common stock and common stock underlying warrants held by entities over which Mr. Friedli has control as follows: 235,000 shares of common stock held by Joyce, Ltd.; 255,000 shares of common stock, and 20,000 warrant shares held by Pine, Inc.; 165,383 shares of common stock held by Savetech, Inc.; 177,520 shares of common stock , and 200,000 warrant shares held by Spring Technology Corp.; 5,404,413 shares of common stock held by Venturetec, Inc.; 145,750 shares of common stock held by USVentech; and 5,991,667 shares of common stock held by InVenture, Inc. As President of these entities, Mr. Friedli has voting and investment power with respect to these shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATIONS.

                  Not Applicable.


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CUSIP NO. 26830H103                        13G            PAGE 5 OF 5 PAGES
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 29, 2002              By:  /s/ PETER FRIEDLI
                                        ----------------------------------
                                        Peter Friedli